UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37602

FULING GLOBAL INC. 富岭环球有限公司
(Exact name of registrant as specified in its charter)

88 Jintang South Ave., East New District Wenling, Zhejiang Province People’s Republic of China 317509 Telephone: +86 576 8662 3058
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:          one

Pursuant to the requirements of the Securities Exchange Act of 1934, FULING GLOBAL INC.富岭环球有限公司 has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

FULING GLOBAL INC.富岭环球有限公司
Date: December 3, 2020
	By:	/s/ Guilan Jiang
	Name:	Guilan Jiang
	Title:	Director